

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2014

Via E-mail
Mr. Josh Hirsberg
Chief Financial Officer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, 9th Floor
Las Vegas, NV 89169

        Re: Boyd Gaming Corporation
        Form 10-K for the fiscal year ended December 31, 2013
        Filed March 14, 2014
        File No. 1-12882

Dear Mr. Hirsberg:

        We have reviewed your response letter filed on July 14, 2014 and have the following additional comment.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements

Note 20. Condensed Consolidating Financial Information, page 135

1. We note your response to our prior comment nine. Please tell us whether the officers' reconsidered the adequacy of its previous disclosures regarding internal controls and disclosure controls and procedures in light of the errors it has disclosed. If the officers' conclude that internal controls and disclosure controls and procedures were effective, despite the errors, describe the basis for the officers' conclusions.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant